

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 23, 2016

Via E-mail
Richard E. Perlman
Executive Chairman
ExamWorks Group, Inc.
3280 Peachtree Road NE, Suite 2625
Atlanta, GA 30305

> **Re: ExamWorks Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2016**
> **File No. 001-34930**

Dear Mr. Perlman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: Marianna Faircloth, Esq.
Paul Hastings LLP